

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

**Via Fax (972) 378-86632**

November 2, 2010

Mario Barton
Chief Executive Officer
League Now Holdings Corporation
5601 W. Spring Parkway
Plano, TX 75021

      **Re:    League Now Holdings Corporation**
               **Form 8-K Filed October 8, 2010**
               **File No. 333-148987**

Dear Mr. Barton:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed October 8, 2010

1.      We note that the unaudited and audited financial statements provided for Pure Motion Inc. were not reviewed and audited, respectively, by PCAOB registered firms.  Because your Form 8-K must contain Form 10 content and Form 10 requires financial statements meeting the requirements of Regulation S-X, the financial statements should be reviewed and audited by a PCAOB registered firm.  Additionally, the review and audit report should indicate that they were performed in accordance with PCAOB standards. We refer you to paragraph 3 of Auditing Standard No. 1, SEC Release No. 34-49708 and Article 2-02 of Regulation S-X.  Also, your auditors would need to be independent under PCAOB/SEC independence rules for all periods required in the Form 8-K pursuant to Item 2.01(f)(5)(iii) of Regulation S-X. Please amend your Form 8-K accordingly or tell us why you believe an amendment is not required.

2.      Additionally, we note that you did not file the Statement of Income, Statement of Retained Earnings, or Statement of Cash Flows for fiscal 2008.  In addition, your interim

financial statements included in Exhibit 99.1 should also include income statements and statements of cash flows for the comparable period of the preceding year (i.e. the six months ended June 30, 2009). Please revise to file the financial statements as required by Item 2.01(a)(f) of Form 8-K, Item 13 of Form 10 and Rules 8-02 and 8-03 of Regulation S-X.

3.      Please tell us if you considered presenting pro forma financial statements for this transaction pursuant to Article 11 of Regulation S-X. To the extent that you believe pro forma financial statements are not required, please reference the guidance you considered in making that determination. Please be advised that pursuant to Item 9.01(c) of Form 8-K, the 71 calendar day extension is not available for public shells acquiring private operating companies.

4.      To the extent that the company has changed your accountants as a result of the reverse merger transaction, then please tell us your consideration to file an Item 4.01 Form 8-K within four business days of the date such decision is made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,


Kathleen Collins
Accounting Branch Chief